UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Vir Biotechnology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92764N102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92764N102	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons SVF Endurance (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,684,041
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,684,041

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,684,041
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.4%
12	Type of Reporting Person CO

CUSIP No. 92764N102	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons SoftBank Vision Fund (AIV M1) L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,684,041
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,684,041

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,684,041
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.4%
12	Type of Reporting Person PN

CUSIP No. 92764N102	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons SB Investment Advisers (UK) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 16,684,041
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 16,684,041

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,684,041
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.4%
12	Type of Reporting Person CO

CUSIP No. 92764N102	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Vir Biotechnology, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

1800 Owens Street, Suite 900, San Francisco, CA 94158

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SVF Endurance (Cayman) Limited

SoftBank Vision Fund (AIV M1) L.P. (“SVF”)

SB Investment Advisers (UK) Limited (“SBIA UK”)

(b)	Address or Principal Business Office:

The principal business address of SVF Endurance (Cayman) Limited is c/o Walkers Corporate Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The principal business address of SVF is 251 Little Falls Drive Wilmington, DE 19808. The principal business address of SBIA UK is 69 Grosvenor Street, London, W1K 3JP, United Kingdom.

(c)	Citizenship of each Reporting Person is:

SVF Endurance (Cayman) Limited is organized under the laws of the Cayman Islands. SVF is organized under the laws of the State of Delaware. SBIA UK is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

92764N102

ITEM 3.

Not applicable.

CUSIP No. 92764N102	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2023, based upon 134,521,285 shares of Common Stock outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
SVF Endurance (Cayman) Limited	16,684,041	12.4%	0	16,684,041	0	16,684,041
SoftBank Vision Fund (AIV M1) L.P.	16,684,041	12.4%	0	16,684,041	0	16,684,041
SB Investment Advisers (UK) Limited	16,684,041	12.4%	0	16,684,041	0	16,684,041

SVF Endurance (Cayman) Limited is the record holder of the shares of Common Stock reported herein. SVF is the sole owner of SVF Endurance (Cayman) Limited.

SBIA UK has been appointed as alternative investment fund manager (“AIFM”) of SVF. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SVF’s investments. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92764N102	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

SVF Endurance (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SoftBank Vision Fund (AIV M1) L.P.

By:	SB Investment Advisers (UK) Limited, its manager

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

SB Investment Advisers (UK) Limited

By:	/s/ Amanda Sanchez-Barry
Name:	Amanda Sanchez-Barry
Title:	General Counsel

CUSIP No. 92764N102	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement (previously filed).